SINOCOKING COAL AND COKE CHEMICAL INDUSTRIES, INC.
Kuanggong Road and Tiyu Road 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhua District
Pingdingshan, Henan Province, China 467000
Tel: 86-3752882999

September 9, 2010

Via EDGAR and Facsimile

Mr. Edward M. Kelly, Esq.
Mr. Dietrich King, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:           SinoCoking Coal and Coke Chemical Industries, Inc.
Registration Statement on Form S-1 - Filed on May 11, 2010 and amended on
July 20, 2010 and on August 25, 2010 – Registration Statement No. 333-166720

Dear Mr. Kelly and Mr. King:

SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 2:00 p.m., Eastern time, on September 13, 2010 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sino-Coking Coal and Coke Chemical Industries, Inc.

By:	/s/ Zan Wu
Zan Wu, Chief Financial Officer